

07008837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46721

SEC MAIL RECEIVED NOV 2007 WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merrimac Corporate Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Market Promenade Avenue, #2100
(No. and Street)

Lake Mary (City) Florida (State) 32746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thomes (407) 571-5600 x173
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Mark Thomes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimac Corporate Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



Notary Public



LORNA H. BENALLY
MY COMMISSION # DD 287992
EXPIRES: March 21, 2008
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P I 407.644.7455
F I 407.628.5277
www.cricpa.com

Independent Auditors' Report

Board of Directors
Merrimac Corporate Securities, Inc.
Lake Mary, Florida

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of September 30, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

November 16, 2007

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

Cash	$ 134,871
Deposit with clearing broker	23,344
Commissions receivable	16,723
Employee receivable	10,241
	$ 185,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 130,699
Stockholder's equity:	
Common stock, no par value, authorized, issued and outstanding 300 shares	54,253
Retained earnings	227
	54,480
	$ 185,179

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues:	
Commission income	$2,636,786
Other income	145,684
	2,782,470
Expenses:	
Commissions and trading participation	2,151,480
Clearing fees	87,023
Professional fees	70,811
Licenses and registrations	35,177
Payroll taxes	67,610
Telephone and communications	35,741
Other operating expenses	347,438
	2,795,280
Net loss	$ (12,810)

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock		Retained
	Shares	Amount	Earnings
Balances, October 1, 2006	300	$ 54,253	$ 13,037
Net loss for the year ended September 30, 2007	-	-	(12,810)
Balances, September 30, 2007	300	$ 54,253	$ 227

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities:	
Net loss	$ (12,810)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Interest reinvested in deposit with clearing broker	(347)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	44,865
Decrease in employee receivable	31,702
Increase in commissions payable and accrued expenses	20,313
Total adjustments	96,533
Net cash provided by operating activities and net increase in cash	83,723
Cash at beginning of year	51,148
Cash at end of year	$ 134,871

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Merrimac Corporate Securities, Inc. (the "Company") was incorporated in New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with a third-party reintroducing broker, Penson Financial Services, Inc., on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising costs:

Advertising costs are expensed as incurred.

2. Income taxes:

The components of the net deferred tax asset as of September 30, 2007 are as follows:

Deferred tax asset	$ 14,132
Deferred tax liability	-
Valuation allowance	(14,132)
	$ -

2. Income taxes – continued:

   There is no current provision for income taxes due to the net operating loss for the year ended September 30, 2007.

   The Company's deferred tax assets of $12,634 consist principally of the tax effect of federal net operating loss carryforwards of approximately $74,000, which expire in 2027. The Company has recorded a full valuation allowance against the net asset due primarily to the limitations applied by Internal Revenue Service Code Section 382.

3. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At September 30, 2007, the Company had excess net capital of $32,192 and a net capital ratio of 4.08 to 1.

4. Related party transactions:

   In a prior year, the Company entered into a branch license agreement with a related party (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The Licensee receives 95% of its commission revenue after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. A rate reduction of 4% will be imposed if any legal matter of the Licensee through the Company results in claims greater than $100,000. For the year ended September 30, 2007, branch license fees of approximately $2,594,950 have been paid to the Licensee.

5. Supplemental disclosures of cash information:

   Cash was paid during the year for:

Interest	$ 122
Income taxes	$ -

6. Contingent liability:

FINRA conducted an investigation into the Company's archiving policy relating to e-mails and its written policies concerning variable annuity activities. FINRA has indicated that it was going to file a disciplinary action against the Company seeking a fine from the Company. Outside counsel for the Company stated that the amount of the fine is currently in negotiations, but that the maximum amount would be $50,000. Based on these facts, a contingent liability was recognized on the accompanying computation of aggregate indebtedness. Due to the uncertainty of the amount of the fine, no amount was accrued in the accompanying financial statements as of September 30, 2007.

The Company is a defendant in a claim filed by a customer for being involved in a fraudulent transfer of assets from an affiliate company. Outside counsel for the Company has advised that nothing of material importance has transpired with this claim since 2006 and therefore, he cannot offer an opinion as to the probable outcome. The Company believes there is a remote possibility that its assets will be impaired, or a liability recorded due to this claim. As such, no amounts have been accrued as of September 30, 2007 for this claim.

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Net capital		
Total stockholder's equity	$	54,480
Deductions:		
Non-allowable assets:		
Employee receivable		(10,241)
Net capital	$	44,239
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2007)		
Net capital, as reported in Company's Part II FOCUS report	$	44,240
Rounding		(1)
	$	44,239

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Commissions payable and accrued expenses	$ 130,699
Contingent liability	50,000
Aggregate indebtedness	$ 180,699
Ratio of aggregate indebtedness to net capital	4.08 to 1


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Merrimac Corporate Securities, Inc.
Lake Mary, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Merrimac Corporate Securities, Inc. (the "Company") for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on November 16, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek... [signature]

November 16, 2007

END